SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALPHARMA INC.
(Name of Subject Company (Issuer))

ALBERT ACQUISITION CORP.
KING PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

020813101
(CUSIP Number of Class of Securities)

Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
Telephone: (423) 989-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.
Ivan J. Presant, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,858,657,815	$73,046

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase up to 50,233,995 shares of Class A Common Stock, par value $0.20 per share (“Class A Common Stock”), of Alpharma Inc., including the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 41,763,544 shares of Class A Common Stock issued and outstanding as of July 27, 2008, as reported in Alpharma Inc.’s Form 10-Q for the quarter ended June 30, 2008 (the “Alpharma Form 10-Q”), and (ii) 2,105,436 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of June 30, 2008 as reported in the Alpharma Form 10-Q, (iii) 2,302,921 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the conversion of Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 as reported in the Form 10-Q and Alpharma’s other publicly filed documents and (iv) a maximum of 4,062,094 shares of Class A Common Stock that may be issued pursuant to the exercise of warrants as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Albert Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”), at a price of $37.00 per Share (and associated Right, if applicable), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 12, 2008, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of King and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Alpharma Inc., a Delaware corporation. Alpharma’s principal executive offices are located at 440 Route 22 East, Bridgewater, New Jersey 08807. Alpharma’s telephone number at such address is (908) 566-3800.

(b) This Schedule TO relates to the outstanding shares of Class A Common Stock, par value $0.20 per share, of Alpharma and the Rights. According to Alpharma’s Quarterly Report on Form 10-Q for Alpharma’s fiscal quarter ended June 30, 2008, as of July 27, 2008 there were 41,763,544 shares of Class A Common Stock issued and outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The names of the filing person and purchaser to which this Schedule TO relates are King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation (“Purchaser”). King and Purchaser’s principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. King and Purchaser’s telephone number at such address is (423) 989-8000.

During the last five years, to the best knowledge of King and Purchaser, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning King and Purchaser” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between Purchaser, King or any of King’s other subsidiaries or, to the best knowledge of King and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and Alpharma or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item. The information set forth in the section of the Offer to Purchase entitled “Background of the Offer” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Purpose of the Offer and the Proposed Merger; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described in the Offer to Purchase, none of King or Purchaser or, to the best knowledge of King and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of King or Purchaser or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of Alpharma; and except as described in the Offer to Purchase, none of King or Purchaser or, to the best knowledge of King and Purchaser, any associate or majority-owned subsidiary of King and Purchaser, has effected any transaction in any equity security of Alpharma during the past 60 days. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning King and Purchaser” and “Background of the Offer” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Offer to Purchase entitled “Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Not applicable.

(a)(2) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 12, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published on September 12, 2008.
(a)(5)(A)	Press release issued by King Pharmaceuticals, Inc., dated September 12, 2008, announcing the commencement of the Offer.
(a)(5)(B)	Complaint by King Pharmaceuticals, Inc. against Alpharma Inc. and its directors, filed in the Court of Chancery of the State of Delaware on September 12, 2008.
(b)(1)	Commitment Letter, dated as of September 11, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of September 12, 2008 that the information set forth in this statement is true, complete and correct.

ALBERT ACQUISITION CORP.

By:	/s/ Brian A. Markison
Name:     Brian A. Markison

Title:	Chairman, President and Chief Executive Officer

KING PHARMACEUTICALS, INC.

By:	/s/ Brian A. Markison
Name:     Brian A. Markison

Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated September 12, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published on September 12, 2008.
(a)(5)(A)	Press release issued by King Pharmaceuticals, Inc., dated September 12, 2008, announcing the commencement of the Offer.
(a)(5)(B)	Complaint by King Pharmaceuticals, Inc. against Alpharma Inc. and its directors, filed in the Court of Chancery of the State of Delaware on September 12, 2008.
(b)(1)	Commitment Letter, dated as of September 11, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.